

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 13, 2006

Mr. Richard Battey
Chief Financial Officer
CanArgo Energy Corporation
P.O. Box 291, St. Peter Port
Guernsey, British Isles GY1 3RR

> **Re:** **CanArgo Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed October 13, 2006**
> **File No. 333-137993**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Filed August 9, 2006**
> **File No. 001-32145**

Dear Mr. Battey:

We have reviewed the above filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>S-3</u>

General

1.   Please note that we will not be in a position to declare the pending registration statement effective until all comments have been addressed.

Form 10-K for the Fiscal Year Ended December 31, 2005

Selected Financial Data, page 45

2.   Include long-term obligations in your selected financial data. Refer to Item 301 of Regulation S-K for additional guidance.

Controls and Procedures, page 73

3.   Please expand your definition of disclosure controls and procedures to state that they include information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Loss, page F-5

4.   Please present interest income and interest expense separately on the face of your statements of operations. Refer to Rule 5-03(b) of Regulation S-X for additional guidance.

Consolidated Statements of Cash Flows, page F-6

5.   Please reconcile your net cash generated (used) by operating activities to net loss, not net loss from continuing operations. Refer to paragraph 28 of SFAS 95 for guidance on the presentation of discontinued operations on the cash flow statement and the Center for Public Company Audit Firms' CPCAF Alert #98 dated April 19, 2006 for guidance on restating financial statements to revise the statements of cash flows.

6.   Please tell us what is comprised in your investing activity, "change in non-cash working capital items," and explain to us why you consider that activity to be investing and not operating.

Notes to Consolidated Financial Statements, page F-10

Note 2 – Summary of Significant Accounting Policies, page F-10

Fair Value of Financial Instruments, page F-11

7.   We note that you disclose the carrying value of your long-term note payable
        reflects a discount for the value of the warrants. Please disclose the fair value of
        your long-term debt pursuant to paragraph 10 of SFAS 107.

Advances, page F-13

8.   Please tell us why you do not classify advances received from joint venture
        partners that are to be spent on their behalf as restricted cash on your consolidated
        balance sheets. In your response, tell us the amount of such advances that you
        have included in cash as of December 31, 2005 and 2004.

Note 5 – Accounts Receivable, page F-20

9.   We note that your allowance for doubtful debts represents approximately 99% of
        your trade receivables. Please enhance your MD&A to discuss why your
        allowance represents such a high percentage of your accounts receivable. In
        addition, explain to us how you achieve the criteria within SAB 104 that revenue
        be collectible prior to its recognition for the related revenue.

Note 11 – Loans Payable and Long Term Debt, page F-25

10.   We understand from reading your Note 11 and your discussion of liquidity and
        capital resources on page 54 that the $15 million promissory note with Cornell
        Capital was repayable in cash or with the net proceeds of drawdowns under the
        SEDA. It appears to us that the promissory note, in substance, was convertible
        debt.   As such, explain to us your accounting treatment of the debt, the
        conversion feature, and the discount on the sale of common shares under the
        SEDA. In your response, cite the specific accounting guidance you considered in
        reaching your conclusion.

11.   We note that the conversion price of your Senior Secured Convertible Loan Notes
        issued for $25 million may be reset at a lower price in certain circumstances. We
        further note that you evaluated the embedded conversion feature and determined
        it did not meet the criteria for bifurcation under SFAS 133. Please provide us
        with your analysis to support your conclusion that no bifurcation was necessary.

Note 15 – Commitments and Contingencies, page F-32

12.   For each contingency described, expand your disclosure to include assessments of the likelihood of loss and obligations by using terms as defined in paragraph 3 of SFAS 5. Refer also to paragraphs 9 to 11 of SFAS 5.

Note 16 – Options with Redemption Features, page F-35

13.   Please disclose how you account for the changes in the intrinsic value of the options with redemption features.

Certifications, Exhibit 31

14.   Please conform your certifications to that found in Section 601(b)31. of Regulation S-K. In this regard, change "annual report" to simply "report" in paragraphs 2., 3., and 4(a)., and add paragraph 4(d).

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

15.   We note that you evaluated the embedded conversion feature within your $13M Senior Subordinated Convertible Loan Notes and your $10M 12% Subordinated Convertible Guaranteed Note and determined they did not meet the criteria for bifurcation under SFAS 133. Please provide us with your analyses to support your conclusions that no bifurcation was necessary.

Controls and Procedures, page 44

Changes in Internal Control over Financial Reporting, page 45

16.   We note in the first paragraph under the section, "Changes in Internal Control over Financial Reporting," that there were no changes. However, you appear to describe changes in internal controls within the second paragraph. Please clarify whether there were any changes in internal control during the quarter ended June 30, 2006.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne, Staff Accountant, at (202) 551-3688 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-

3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Milne
        A. Sifford
        J. Wynn

        via facsimile
        Peter A. Basilevsky, Esq.
        Satterlee Stephens Burke & Burke LLP
        (212) 818-9606